SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO/T-A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 Amendment No. 1
                            (Name of Subject Company)

                  1999 Broadway Associates Limited Partnership
                         A Delaware limited partnership

                             at $10,000 Net Per Unit

                                       by

                 Equity Resource Dover Fund Limited Partnership,
                       a Massachusetts limited partnership

                         Equity Resource Investments LLC
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                         Equity Resource Investments LLC
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

           Transaction Valuation*                                         Amount of Filing Fee
                  $500,000                                                     $58.85
-----------------------------------------------------------------   -----------------------------
*       For purposes of calculating the filing fee only. This calculation assumes the purchase of 50 Units at a purchase price of $10,000 per Unit in the Partnership.

[x]     Check box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:     $147.12         Filing Party:   Equity Resource Dover Fund LP

        Form of Registration No.:   Schedule TO/T   Date Filed:     April 20, 2005

                                 AMENDMENT NO. 1

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") by Equity Resource Dover Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resource Investments LLC, its manager (collectively the "Purchaser") to purchase 50 units (the "Units") of limited partnership interests in 1999 Broadway Associates Limited Partnership, a Delaware limited partnership (the "Partnership"), at $10,000 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after April 20, 2005 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits
(a)(l) and (a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

        ITEMS 1, 4 AND 12

        Items 1, 4 and 12 of the Schedule TO/T, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

ITEM 1--SUMMARY TERM SHEET

    Question 4 of Summary Term Sheet is amended in its entirety to read as follows:

    "How much are you offering to pay for my securities and what is the form of payment? Will I have to pay fees or commissions? Dover Fund is offering to purchase 50 Units ("Units") of limited partnership interests in 1999 Broadway Associates Limited Partnership, a Delaware limited partnership (the "Partnership"). Dover Fund is offering to pay a purchase price of $10,000 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after April 20, 2005 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The Purchaser will pay all transfer fees charged by the general partner of the Partnership. If any distributions are declared or paid from any source by the Partnership while the Offer is open, the Purchaser will amend the Offer to disclose the event and to extend the Offer so that 10 business days remain in the offer prior to the expiration of the Offer. If you tender your Units in the Offer and you were not entitled to receive any distribution declared or paid from any source by the Partnership with respect to your Units after April 20, 2005, the amount paid to you in the Offer will not be reduced by the amount of any distribution you were not entitled to receive. Limited partners who hold their units in a brokerage account or in trust may be required to pay commissions or similar payments if they tender their Units. Limited partners should consult their advisors concerning such brokerage fees, commissions or similar expenses associated with the tender their Units."

    Question 7 of Summary Term Sheet is amended in its entirety to read as follows:

    "Can the offer be extended or amended and under what circumstances? Yes, we may elect to extend the offer in order to extend the period of time during which the offer is open and/or to amend the offer in any respect (including, without limitation, by increasing or decreasing the offer price). If the Offer is amended with less than 10 business days remaining in the offering period, the Offer will be extended to give limited partners at least 10 business days following the filing of the amendment to consider the amended offer. If you do not tender your Units during the initial offering period, you will not have the opportunity to accept the offer. See 'THE OFFER--Section 5--Extension of Tender Period; Termination; Amendment.""

ITEM 4--TERMS OF THE TRANSACTION

    Paragraph 1 of "The Offer" is amended to read as follows:

    "Equity Resource Dover Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resource Investments LLC, its manager (collectively "Dover Fund" or the "Purchaser"), hereby offers to purchase 50 Units ("Units") of limited partnership interests in 1999 Broadway Associates Limited Partnership, a Delaware limited partnership (the "Partnership"). Dover Fund is offering to pay a purchase price of $10,000 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after April 20, 2005 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer".) Neither Dover Fund, Equity Resource Investments LLC, Dover Fund's manager nor Eggert Dagbjartsson, Dover Fund's general partner is an affiliate of the Partnership or the general partner of the Partnership. The Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 10.9% of all Units outstanding as of the date of the Offer."

    Paragraph 6 of "The Offer-Introduction" is amended to read as follows:

    "No Selling Commissions Units sold in the informal market "matching service" usually require payment of a selling commission of the greater of $200 or 8.75%. If you accept the Offer, you will not pay any selling commission. Limited partners who hold their units in a brokerage account or in trust may, however, be required to pay commissions or similar payments if they tender their Units. Limited partners should consult their advisors concerning such brokerage fees, commissions or similar expenses associated with the tender their Units."

    Paragraph 9 of "The Offer-Risk Factors" is amended to read as follows:

    "The Purchaser has not engaged a depository to hold tendered units until payment. A depository is an independent agent who holds tendered units until payment. The Purchaser has not engaged a depository for the Offer and the transfer of units will not be dependent on a depository's determination that payment has been made. The primary risk associated with the Purchaser's decision to not engage a depository is that the Purchaser could assume ownership of tendered units before all terms of the Offer (including payment for the Units) are complete since it is the Purchaser and not the independent Depository who will be responsible for the transfer of Units and payment to those Limited Partners who tender Units. The Purchaser will not, however, accept Units tendered under the Offer until the Offer has expired and all conditions of the Offer have either been satisfied or waived."

    "The Offer-Section 1-Terms of the Offer" is amended in its entirety to read as follows:

    "Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 50 Units that are validly tendered on or prior to the Expiration Date (as defined below). The term "Expiration Date" means 12:00 midnight, Eastern Time, on May 20, 2005, unless the Purchaser extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser, shall expire.

    The Offer is conditioned on satisfaction of certain conditions. See "Offer--Section 15--Certain Conditions of the Offer," which sets forth in full the conditions of the Offer. The Purchaser will not be required to accept for payment or to pay for any Units tendered, and may amend or terminate the Offer if the Agreement of Sale is not properly completed and duly executed.

    Purchaser reserves the right (but shall not be obligated) to waive any or all of these conditions. If any or all of those conditions have not been satisfied or waived by the Expiration Date, Purchaser reserves the right (but shall not be obligated) to (i) terminate the Offer and return all tendered Units to tendering Limited Partners, (ii) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the SEC, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Limited Partners to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (iv) otherwise amend the Offer. If any material conditions are waived, the Purchaser will amend the Offer to disclose its waiver. If the amendment is filed with less than ten (10) business days remaining in the Offer, the Purchaser will extend the offer giving limited partners at least ten (10) business days following the amendment to consider the amended offer."

    "The Offer-Section 2-Proration; Acceptance for Payment and Payment for Units" is amended in its entirety to read as follows:

    "If fewer than 50 Units are validly tendered and not properly withdrawn prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment all of those Units so tendered.

    The Purchaser will pay for shares properly tendered promptly after the expiration of the offer in accordance with Rule 14e-l(c).

    If more than 50 Units are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment 50 Units so tendered, on a pro rata basis, with appropriate adjustments to avoid tenders of fractional Units. As a result, if Units are purchased on a prorated basis, the total number of Units accepted for payment will be based on the highest number up to 50 Units under which Units can be accepted without the tender of fractional Units.

    In the event that proration is required, the Purchaser will determine the precise number of Units to be accepted and will announce the final results of proration as soon as practicable, but in no event, later than five (5) business days following the Expiration Date. A letter announcing the final results of proration will be mailed to all tendering limited partners and a press release announcing the final results of proration will be released. Purchaser will not pay for any Units tendered until after the final results of proration have been determined.

    If, prior to the Expiration Date, the Purchaser increases the Offer Price, the increased Offer Price will be paid for all Units accepted for payment pursuant to the Offer, whether or not those Units were tendered prior to such increase."

    Paragraph 1 of "The Offer-Section 6-Tax Consequences is amended to read as follows:

    "The following is a summary of the federal income tax consequences of a sale of Units pursuant to the Offer based on the fact that the Partnership is a partnership for federal income tax purposes and not a "publicly traded partnership" as defined in Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code"). "Publicly traded partnerships", as defined in
    Section 7704, are partnerships that are traded on an established securities market or readily tradable on a secondary market. Publicly traded partnerships are taxed as corporations. "

    "The Offer-Section 7-Purpose and Effects of the Offer" is amended in its entirety to read as follows:

    "The Purchaser is making the Offer for investment purposes with a view towards making a profit. Its intent is to acquire Units at a discount to the value that it might ultimately realize from owning Units. No independent party has been retained by the Purchaser to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made as to the fairness of the Offer Price. In establishing the Offer Price, the Purchaser primarily consider two factors: prices previously paid for Units and the Property's current potential value.

    Over the past twelve months, the Purchaser has acquired 5 Units in the Partnership at a price of $5,000 per Unit. Prior to that, an affiliate of the Purchaser acquired 23.5 Units through a November 21, 2001 tender offer. It acquired those Units at a price of $20,000 per Unit. These are the only trades of Units that the Purchaser is aware of over that period. The change in price between the 2001 tender offer and the acquisition of Units in the past twelve months was based on the market weakness and tenant issues discussed in the Partnership's recent financial statements and in section 10 of the Offer. While many of these issues still exist, recent operating improvements, including an increase in both rental income and occupancy, led the Purchaser to reanalyze the Partnership.

    In this analysis, the Purchaser attempted to estimate the value of Units. The Partnership owns an interest in a 42-story, 635,737 (net rentable) square foot office tower (the "Office Tower") and an eight-story parking garage (the "Garage") located in downtown Denver, Colorado. The Office Tower and Garage are collectively known as the "Property". According to the Partnership's most recent financial statements, the Property has a heavy concentration of tenants in the technology and telecommunications industries, both of which have been experiencing severe decline. Notably, Lucent Technologies, which leases 12% of the Property, has vacated its space and is marketing it for sublease. Lucent's lease is scheduled to expire December 2005, at which time the Partnership will be required to re-tenant the space.

    Because of the decline in the Denver real estate market, the Partnership may be unable to find a new tenant or tenants at rental rates that will generate cash flow sufficient to meet its debt service obligations, in which case the Partnership may be required to raise additional capital or sell the property. This risk makes it difficult to establish a market value for Units, especially when you consider that opportunities to resell Units and mitigate any subsequent decline in value (should a decline occur) are limited given the illiquid nature of limited partnership units (see below). The method the Purchaser ultimately relied on in establishing the Offer Price was based on an estimate of the Property's value using the recent sale of a property located at 1700 Broadway in Denver (the "Comparison Property"). The Comparison Property is a high-rise office tower located three blocks from the Property. The Comparison Property was built in 1954 (approximately thirty years prior to the Property), but has undergone an extensive renovation.

    The Comparison Property was sold in June 2004 at a price of $87 per square foot. The Purchaser multiplied this per square foot sale price by the 635,737 square feet of rentable space in the Office Tower to come up with a property value of $55,309,119. The Purchaser assigned no additional value to the Garage since spaces in the Garage are assigned to tenants of the Office Tower and generate no additional revenue. In establishing the Offer Price, the Purchaser deducted 3% selling commissions from the $55,309,119 value to come up with a net property value of $53,649,845. It then added other assets of $5,506,000 and deducted liabilities of $50,946,000 (taken from the Partnership's most recent 10-K) to come up with a $8,209,548 net asset value
    (NAV) for the Partnership. Limited partners own a 99% economic interest in the Partnership. There are 460 limited partnership Units. Based on this ownership interest, the Partnership NAV of $8,209,548 translates into a per Unit NAV of $17,847.

    The Purchaser chose the Comparison Property method in establishing the Offer Price based on its belief that the risks associated with owning Partnership Units are related primarily to overall weakness in the Denver office market (in 2004, the Downtown Denver market experienced negative absorption of approximately 256,000 square feet of space). Since the Purchaser believes that it is market weakness and not weakness specific to the Property that is causing the risks associated with owning Units, the Purchaser believes that recent property sales best take the market weakness into account. The Comparison Property was sold in June 2004. That is the most recent sale of a high-rise office building in the Denver market that the Purchaser is aware of. Though previous sales generated higher prices per square foot, the fact that the sale of the Comparison Property is the most recent sale along with the fact that the Comparison Property is located in close proximity to the Property, the Purchaser believes it is appropriate to use the Comparison Property sale price in estimating the NAV of Units in the Partnership.

    Limited partners should remember that this NAV figure is based on assumptions that if changed, would alter the value of Units. The Purchaser used the sale price of the Comparison Property in determining the offer price based solely on its proximity to the Property and the fact that its sale is the most recent sale that the Purchaser is aware of. Using the same approach but a different sale price would result in a different net asset value for Units. Additionally, using a different valuation approach would also result in a different net asset value for Units. For example, the Property's 2004 net operating income was $6,018,000 (calculated by deducting operating expenses of $5,578,000 for income of $11,596,000). Using a direct capitalization approach, applying a 9% cap rate to this 2004 net operating income and deducting 3% selling commissions would result in an NAV of $42,219 per Unit. Applying the same approach to the Property's 2004 net operating income adjusted to reflect potential lost revenue through lease terminations in 2005 would result in an NAV of ($977). The Purchaser used a 9% cap rate in these direct capitalization approached based on its own analysis and understanding of historical cap rate in office markets like the Denver office market.

    In determining its offer price of $10,000 per unit, the Purchaser applied a 43% illiquidity discount to the $17,847 per Unit NAV. Applying an illiquidity discount is standard for real estate limited partnerships. According to the Direct Investments Spectrum, a national reporting service covering limited partnerships, the average annual discounts applied to real estate limited partnership since 1992 have ranged from 25% to 44%. The Purchaser chose an illiquidity discount at the top of the average annual range of discounts primarily because of the risks discussed above. Other measures of value may be relevant to a Limited Partner, and all Limited Partners are urged to carefully consider all of the information contained in the Offer to Purchase and Agreement of Sale and to consult with their own advisors (tax, financial, or otherwise) in evaluating the terms of the Offer before deciding whether to tender Units. The Offer is being made as a speculative investment by the Purchaser based on its belief that there is inherent underlying value in the assets of the Partnership. The purpose of the Offer is to allow the Purchaser to benefit to the greatest extent possible from any one or a combination of the following:

    .   any cash distributions, whether those distributions are classified as a return on, or a return of, capital, from the operations in the ordinary course of the Partnership;

    .   any distributions of net proceeds from the sale of assets by the
    Partnership;

    .   any distributions of net proceeds from the liquidation of the
    Partnership;

    .   any cash from any redemption of the Units by the Partnership, and

    .   any proceeds that may be received from any lawsuit brought by the
    Limited Partners, which lawsuit relates to the Partnership or its General Partner (the Purchaser is not aware of any lawsuit at this time and is not planning that action in the future).

    Price Range of Units; Lack of Public Market. At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by the American Partnership Board, which publishes sell offers by holders of Units) are the only means available to a Limited Partner to liquidate an investment in Units (other than by accepting the Offer) because the Units are not listed or traded on any national securities exchange or quoted on NASDAQ. The Purchaser and its affiliates have purchased 5 Units in the Partnership in the past twelve months."

    The final paragraph of "The Offer-Section 10- Certain Information Concerning the Partnership" is amended to read as follows:

    "Other Information. The Partnership is subject to the reporting requirements of the Exchange Act and accordingly is required to file reports and other information with the SEC relating to its business, financial results and other matters. These reports and other documents may be inspected at the SEC's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, where copies may be obtained at prescribed rate. Copies should be available by mail upon payment of the SEC's customary charges by writing to the SEC's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and other information filed electronically with the SEC, the address of which is http://www.sec.gov. These reports and other documents are no longer available at the regional offices of the SEC."

ITEM 12. EXHIBITS

        (a)(5)  Agreement of Sale and Assignment
        (a)(6)  Cover Letter

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 6, 2005            Equity Resource Dover Fund Limited Partnership,
                                       a Massachusetts limited partnership

                                       By:  /s/   Eggert Dagbjartsson
                                            ------------------------------------
                                                  Eggert Dagbjartsson
                                                  General Partner

                                       Equity Resource Investments LLC
                                       A Massachusetts limited liability company

                                       By:  /s/   Eggert Dagbjartsson
                                            ------------------------------------
                                                  Eggert Dagbjartsson
                                                  Managing Director

                                       Eggert Dagbjartsson

                                       By:  /s/   Eggert Dagbjartsson
                                            ------------------------------------
                                                  Eggert Dagbjartsson

                                  EXHIBIT INDEX

                                                                 Sequential
Exhibit No.                   Description                       Page Number
-----------   -----------------------------------------     --------------------
(a)(1) -      Offer to Purchase, dated April 20, 2005*

(a)(2) -      Transmittal letter, dated April 20, 2005*

(a)(3) -      Agreement of Sale and Assignment*

(a)(4)        Summary Advertisement*

(a)(5)        Agreement of Sale and Assignment

(a)(6)        Cover Letter Dated May 6, 2005

(b) -         Not applicable.

(c) -         Not applicable.

(d) -         Not applicable.

(e) -         Not applicable.

(f) -         Not applicable.

(g)           Not applicable

(h)           Not applicable.

* Previously Filed